UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 10, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30/09/2017

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	China Eastern Airlines Corporation Limited (the “Company”)
Date Submitted	09/10/2017

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :	00670	Description :	H Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	4,659,100,000	RMB1.00	RMB4,659,100,000

Increase/(decrease)	N/A		N/A

Balance at close of the month	4,659,100,000	RMB1.00	RMB4,659,100,000

(2) Stock code :	600115	Description :	A Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	9,808,485,682	RMB1.00	RMB9,808,485,682

Increase/(decrease)	N/A		N/A

Balance at close of the month	9,808,485,682	RMB1.00	RMB9,808,485,682

2. Preference Shares

Stock code :	Description :

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares

Stock code :	Description :

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (State currency) :	RMB14,467,585,682

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference	No. of other classes
	(1)	(2)	shares	of shares

Balance at close of preceding month	4,659,100,000	9,808,485,682	N/A	N/A

Increase/ (decrease) during the month	N/A	N/A	N/A	N/A

Balance at close of the month	4,659,100,000	9,808,485,682	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share
option scheme
including EGM
approval date					No. of new shares of	No. of new shares of
(dd/mm/yyyy) and					issuer issued during	issuer which may be
class of shares	Movement during the month				the month pursuant	issued pursuant thereto
issuable	Granted	Exercised	Cancelled	Lapsed	thereto	as at close of the month
1.

( / / )
shares
(Note 1)

2.

( / / )
shares
(Note 1)

3.

( / / )
shares
(Note 1)

Total A. (Ordinary shares)
(Preference shares)
(Other class)

Total funds raised during the month from exercise of options (State currency)

Warrants to Issue Shares of the Issuer which are to be Listed

No. of new
					No. of new	shares of
					shares of	issuer which
					issuer issued	may be issued
					during the	pursuant
	Currency of	Nominal value at	Exercised	Nominal value	month	thereto as at
Description of warrants	nominal	close of	during the	at close of the	pursuant	close of the
(Date of expiry - dd/mm/yyyy)	value	preceding month	month	month	thereto	month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

No. of new
					No. of new	shares of
					shares of	issuer which
					issuer issued	may be issued
					during the	pursuant
	Currency of	Amount at close	Converted	Amount at	month	thereto as at
	amount	of preceding	during the	close of the	pursuant	close of the
Class and description	outstanding	month	month	month	thereto	month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy))	( / / )

2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

Total C. (Ordinary shares)
(Preference shares)
(Other class)

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

		No. of new shares of	No. of new shares of
		issuer issued during	issuer which may be
Full particulars including EGM approval date (dd/mm/yyyy),		the month pursuant	issued pursuant thereto
if applicable, and class of shares issuable:		thereto	as at close of the month
1.

	H shares (Note 1)	NIL

2.

( / / )
shares (Note 1)

	Total D. (Ordinary shares)	NIL
(Preference shares)
(Other class)

Other Movements in Issued Share Capital

No. of
new
shares of
issuer
which
may be
issued
						No. of new shares	pursuant
						of issuer issued	thereto as
						during the month	at close of
Type of Issue						pursuant thereto	the month

Class of shares issuable
(Note 1)

1.	Rights issue	At price :	State	Issue and allotment	( / / )
			currency	date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

2.	Open offer	At price :	State	Issue and allotment	( / / )
			currency	date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

3.	Placing	At price:	State	Issue and allotment	( / / )
			currency:	date : (dd/mm/yyyy)

				AGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

4.	Bonus issue			Issue and allotment	( / / )
date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

5.	Scrip dividend	At price :	State	Issue and allotment	( / / )
			currency	date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares
repurchased (Note 1)

6.	Repurchase of			Cancellation date :	( / / )
	shares			(dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares
redeemed (Note 1)

7.	Redemption of			Redemption date :	( / / )
	shares			(dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

8.	Consideration issue	At price :	State	Issue and allotment	( / / )
			currency	date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

9.	Capital			Issue and allotment	( / / )
	reorganisation			date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

10.	Other	At price :	State	Issue and allotment
	(Please specify)		currency	date : (dd/mm/yyyy)	( / / )

EGM approval date:
				(dd/mm/yyyy)	( / / )

Total E. (Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A

	(2)	N/A

Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A

Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

Remarks (if any):

Submitted by:	WANG JIAN

Title:	COMPANY SECRETARY
(Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.